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                               August 25, 2022

       Mathew J. Cestar
       Chief Executive Officer
       ScION Tech Growth I
       10 Queen Street Place, 2nd Floor
       London, EC4R 1BE
       United Kingdom

                                                        Re: ScION Tech Growth I
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 001-39808

       Dear Mr. Cestar:

               We have reviewed your August 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 12, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. We note your response to comment 2 which indicates your sponsor is controlled by non-
                                                        U.S. persons. So that
investors will have better context to assess the risk you will disclose, please revise
your proposed risk factor disclosure in future filings to disclose this fact, as well as where
the foreign interest is coming from [whether it be from foreign owners, foreign
investors, or foreign management] and the foreign interest's identity.
 Mathew J. Cestar
ScION Tech Growth I
August 25, 2022
Page 2

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff
Accountant at (202) 551-3468 if you have any questions.



                                                        Sincerely,
FirstName LastNameMathew J. Cestar
                                                        Division of Corporation
Finance
Comapany NameScION Tech Growth I
                                                        Office of Real Estate &
Construction
August 25, 2022 Page 2
cc:       Daniel Nussen, White & Case LLP
FirstName LastName